70 West Madison Street, Suite 3100 Chicago, Illinois 60602-4207 312.372.1121 • Fax 312.827.8000
Eric S. Purple
202.955.7081
epurple@bellboyd.com
Direct Fax: 202.835.4152
BY EDGAR
February 6, 2009
Division of Investment Management
Securities and Exchange Commission
450 5th Street, N.W.
Washington, D.C. 20549-0505
Attn: Mr. Richard Pfordte
Re:	Calamos Convertible Opportunities and Income Fund (File Nos. 333-146945 and 811-21080)

Post-Effective Amendment to Registration Statement on Form N-2 Relating to Universal Shelf Offering
Dear Mr. Pfordte :
     On February 5, 2009, Calamos Convertible Opportunities and Income Fund (the “Fund”) filed Post-Effective Amendment No. 2 (the “Amendment”) to its Registration Statement on Form N-2 (the “Shelf Registration Statement”) for the purpose of updating financial and other information with respect to the previously registered offering of its common shares of beneficial interest (“Common Shares”), preferred shares of beneficial interest (“Preferred Shares”), debt securities (“Debt Securities”), or any combination of Common Shares, Preferred Shares or Debt Securities, with a proposed maximum aggregate offering price of $200,000,000. The purpose of this letter is to summarize the revisions that have been made in the Amendment to the Fund’s base prospectus, prospectus supplements and statement of additional information, as compared to the previous versions of the base prospectus and statement of additional information, each dated March 11, 2008, prospectus supplement for Common Shares dated June 13, 2008 and forms of prospectus supplement (the “Previous Versions”). A marked copy of the Amendment showing changes from the Previous Versions is attached to assist you in your review.
     In connection with the Fund’s initial filing of the Shelf Registration Statement in October 2007, the Commission staff reviewed the Fund’s base prospectus, forms of prospectus supplement and statement of additional information. After several rounds of comment letters and responses, the Commission declared the Shelf Registration Statement effective in March 2008. Except as otherwise indicated below, the base prospectus, prospectus supplements and statement of additional information filed with the Amendment are substantially identical to the Previous

Division of Investment Management
February 6, 2009

Versions. In particular, the Fund’s investment objective and principal investment strategies have not changed.
     As we have discussed, overall, the only substantive differences between the Amendment and the Shelf Registration Statement, as appropriate, are:
•	the Amendment includes the Fund’s audited financial statements for the fiscal year ended October 31, 2008 and updates other numerical information, including the fees and expenses and capitalization tables, as of the most recent practicable date;

•	the Amendment discloses the terms of a renewable commercial paper conduit facility utilized by the Fund to redeem a portion of its outstanding Auction Market Preferred Shares (“AMPS”), as well the subsequent paying down of the Fund’s indebtedness under that facility, as described on page two of the base prospectus in the section entitled “Prospectus Summary — Recent Developments;”

•	the Amendment discloses (i) the Fund’s receipt in November 2008 of an order permitting it to implement a managed distribution policy, as described on page three of the base prospectus in the section entitled “Prospectus Summary - Dividends and Distributions on Common Shares,” and (ii) the publishing in January 2009 of a notice with respect to the Fund’s request for exemptive relief from the asset coverage requirements imposed by Section 18 of the Investment Company Act of 1940, as amended, with respect to debt, as described on page five of the base prospectus in the section entitled “Prospectus Summary — Use of Leverage by the Fund;” and

•	the Amendment includes revised disclosure to address comments recently given by the Commission staff with respect to the Registration Statement on Form N-2 filed by Calamos Global Dynamic Income Fund on September 11, 2008 (File Nos. 333-153443 and 811-22047), as applicable, including the addition of language on page one of the base prospectus in the section entitled “Prospectus Summary — The Offering” to indicate that the Fund’s securities “will be offered at prices at or above net asset value.”
     Please note that I have not indicated in the description above all places where changes were made to update dates or other information, or other changes of a minor or conforming nature.
     Please call me or David P. Glatz (312-807-4295) if you have any questions about the enclosed, or if you require anything further.

Very truly yours,
/s/ Eric S. Purple

Eric S. Purple